Exhibit 1

FOR IMMEDIATE RELEASE
July 13, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the second quarter 2005 of $8.5 million or $0.57 per share.

Earnings Summary
	2Q 2005	1Q 2005	2Q 2004
Net income (in thousands)	$8,478	$7,961	$7,756
Earnings per share (basic)	0.57	0.54	0.52
Earnings per share (diluted)	0.56	0.53	0.51

Return on average assets	1.21%	1.18%	1.26%
Return on average equity	13.96	13.50	13.81
Efficiency ratio	57.86	59.13	58.37

Dividends declared per share	$0.24	$0.24	$0.21
Book value per share	16.46	16.02	15.25

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting record earnings for the second quarter 2005 of $8.5 million or $0.57 per share compared to $7.8 million or $0.52 per share earned during the second quarter of 2004 and $8.0 million or $0.54 per share earned during the first quarter of 2005. Year-to-date earnings for the six months ended June 30, 2005 were $16.4 million or $1.11 per share compared to $15.0 million or $1.02 per share for the six months ended June 30, 2004.

Second Quarter and Year-to-Date Highlights

❖	The Company's basic earnings per share of $0.57 for the second quarter 2005 reflects an increase of 9.6% over prior year. Year-to-date earnings per share increased 8.8% over prior year.

❖	The Company's net interest margin of 3.95% for the second quarter 2005 was a decrease of 2 basis points and 14 basis points, respectively, from prior quarter and prior year.

❖
Noninterest income for the second quarter 2005 was positively impacted by $0.6 million with the final valuation adjustment of loans obtained from the Hazard acquisition in 2001 to their net realizable value. Noninterest income for the quarter was negatively impacted by less income from gains on sales of residential real estate loans as customers continue to favor portfolio loan products. A charge of $0.1 million was taken to the valuation reserve for capitalized mortgage servicing rights due to the current interest rate environment.

❖
The Company experienced growth in its loan portfolio at a rate of 14.0% from June 30, 2004 and an annualized rate of 27.1% from the first quarter 2005. Total loan growth for the second quarter 2005 was $131.9 million including the $74.6 million obtained from the Danville acquisition. Total loans have grown $254.8 million from June 30, 2004.

❖
Total deposits including repurchase agreements grew by $66.2 million during the second quarter to $2.3 billion due to the Danville acquisition. Management began pricing deposits at the middle of the market during the second quarter to retain and grow deposits less aggressively. Total deposits have grown by 9.9% or $210.8 million from the $2.1 billion on June 30, 2004. Internal growth was 67.1% of the growth in deposits since June 30, 2004. Deposits totaling $69.4 million were obtained in the Danville acquisition.

Return on average assets for the quarter ended June 30, 2005 was 1.21% compared to 1.26% for the second quarter 2004 and 1.18% for the first quarter 2005. Return on average assets for the first six months of 2005 was 1.20% compared to 1.22% for the first six months of 2004. Return on average shareholders’ equity for the quarter ended June 30, 2005 was 13.96% compared to 13.81% for the quarter ended June 30, 2004 and 13.50% for the quarter ended March 31, 2005. Return on average equity for the six months ended June 30, 2005 was 13.73% compared to 13.39% for the first six months of 2004. CTBI’s efficiency ratio for the six months ended June 30, 2005 was 58.48% compared 58.45% for the six months ended June 30, 2004.

Net Interest Income

Our net interest margin of 3.95% for the quarter ended June 30, 2005 was a 14 basis point decrease from the 4.09% for the quarter ended June 30, 2004 and a 2 basis point decrease from the quarter ended March 31, 2005. The decrease in the net interest margin was primarily attributable to our increased cost of funds from competitive pricing as $158.7 million of our $210.8 million growth in deposits and repurchase agreements from June 30, 2004 to June 30, 2005 was in interest bearing deposits.

Noninterest Income

Noninterest income of $8.5 million for the quarter ended June 30, 2005 was a 10.8% increase from the $7.7 million earned for the quarter ended March 31, 2005 and a
6.4% decrease from the quarter ended June 30, 2004. The following table displays the quarterly activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	2Q 2005	1Q 2005	2Q 2004
Deposit related fees	$4,460	$4,047	$4,462
Loan related fees	1,292	1,218	1,349
Mortgage servicing rights	(94)	226	763
Trust revenue	740	740	614
Gains on sales of loans	347	305	410
Other revenue	1,793	1,169	1,522
Total noninterest income	$8,538	$7,705	$9,120

Noninterest income for the quarter ended June 30, 2005 was negatively impacted by a $0.1 million charge to our valuation reserve for capitalized mortgage servicing rights. Noninterest income for the second quarter 2004 and the first quarter 2005 was positively impacted by $0.8 million and $0.2 million pre-tax, respectively, because of the improvement in the fair market value of our capitalized mortgage servicing rights.

Noninterest Expense

Noninterest expense of $19.7 million was a 4.9% increase from the $18.8 million for the second quarter 2004 and a 2.5% increase from the first quarter 2005. The increase in noninterest expense is reflective of the additional operating expenses, primarily personnel, associated with the six new branches and loan production offices opened during the first quarter 2005 and the last six months of 2004. The impact to noninterest expense relative to the Danville acquisition was immaterial.

Balance Sheet Review

The Company's loan portfolio grew $254.8 million or 14.0% from prior year as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Loan growth excluding the Danville acquisition totaled approximately $180 million. Total deposits and repurchase agreements of $2.3 billion at June 30, 2005 represent an increase of 9.9% from June 30, 2004. Deposit growth excluding the Danville acquisition was approximately $142 million. The Company’s assets were $2.8 billion at June 30, 2005, an increase of 16.4% from prior year.

Shareholders’ equity of $245.0 million on June 30, 2005 was an 8.6% increase from the $225.6 million on June 30, 2004. The Company's annualized dividend yield to shareholders as of June 30, 2005 was 2.93%.

Asset Quality

Nonperforming loans increased to $21.4 million, or 1.0% of total loans, from the $19.9 million, or 1.1% of total loans, at June 30, 2004 and the $17.9 million, or 0.9% of total loans, at March 31, 2005. The increase in nonperforming loans is attributable to an increase in nonaccrual loans resulting primarily from a $1.9 million loan which is a workout and $1 million in various loans from the Danville acquisition. Specific reserves have been established for any potential losses. The Company does not believe that these customers are indicators of an overall weakness in a particular industry or economic sector.

Foreclosed properties on June 30, 2005 were $5.9 million, a decrease from the $6.2 million at June 30, 2004 but an increase from the $5.0 million reported at March 31, 2005. The increase in foreclosed properties during the second quarter is primarily attributable to a property obtained in the Danville acquisition which has been sold subsequent to quarter-end.

Net loan charge-offs for the quarter ended June 30, 2005 of $1.8 million, or 0.4% of average loans, increased from the $1.2 million, or 0.3% of average loans for the second quarter of 2004 and the $0.9 million, or 0.2% of average loans for the first quarter of 2005. Year-to-date 2005 net loan charge-offs are less than the same period 2004. Our reserve for losses on loans as a percentage of total loans outstanding at June 30, 2005 decreased to 1.41% from the 1.42% at June 30, 2004 and March 31, 2005.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.8 billion, is headquartered in Pikeville, Kentucky and has 74 banking locations across eastern, northern, central, and south central Kentucky, five banking locations in southern West Virginia, two loan production offices in Kentucky, and five trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
June 30, 2005
(in thousands except per share data)

	Three	Three	Three	Six	Six
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	6/30/2005	3/31/2005	6/30/2004	6/30/2005	6/30/2004

Interest income	$38,598	$36,498	$31,022	$75,096	$62,319
Interest expense	13,509	12,119	8,368	25,628	16,984
Net interest income	25,089	24,379	22,654	49,468	45,335
Loan loss provision	1,700	1,367	1,785	3,067	3,918

Securities gains	3	-	-	3	1
Gains on sales of loans	347	305	410	652	869
Deposit service charges	4,460	4,047	4,462	8,507	8,699
Trust revenue	740	740	614	1,480	1,175
Insurance commissions	120	97	79	217	144
Other noninterest income	2,868	2,516	3,555	5,384	6,247
Total noninterest income	8,538	7,705	9,120	16,243	17,135

Personnel expense	10,613	10,261	10,015	20,874	19,706
Occupancy and equipment	2,690	2,539	2,365	5,229	4,778
Amortization of core deposit intangible	145	145	145	290	290
Other noninterest expense	6,236	6,262	6,247	12,498	12,192
Total noninterest expense	19,684	19,207	18,772	38,891	36,966

Net income before taxes	12,243	11,510	11,217	23,753	21,586
Income taxes	3,765	3,549	3,461	7,314	6,550
Net income	$8,478	$7,961	$7,756	$16,439	$15,036

Memo: TEQ interest income	$38,991	$36,895	$31,407	$75,886	$63,093

Average shares outstanding	14,881	14,857	14,792	14,869	14,803
Basic earnings per share	$0.57	$0.54	$0.52	$1.11	$1.02
Diluted earnings per share	$0.56	$0.53	$0.51	$1.08	$1.00
Dividends per share	$0.24	$0.24	$0.21	$0.48	$0.42

Average balances:
Loans, net of unearned income	$1,982,353	$1,920,843	$1,791,776	$1,951,768	$1,768,384
Earning assets	2,590,466	2,533,552	2,264,796	2,562,166	2,266,114
Total assets	2,801,407	2,739,463	2,469,417	2,770,607	2,470,678
Deposits	2,196,635	2,158,802	2,062,734	2,177,823	2,059,430
Interest bearing liabilities	2,122,698	2,079,406	1,848,146	2,101,172	1,857,735
Shareholders' equity	243,568	239,124	225,822	241,358	225,795

Performance ratios:
Return on average assets	1.21%	1.18%	1.26%	1.20%	1.22%
Return on average equity	13.96%	13.50%	13.81%	13.73%	13.39%
Yield on average earning assets (tax equivalent)	6.04%	5.91%	5.58%	5.97%	5.60%
Cost of interest bearing funds (tax equivalent)	2.55%	2.36%	1.82%	2.46%	1.84%
Net interest margin (tax equivalent)	3.95%	3.97%	4.09%	3.96%	4.09%
Efficiency ratio	57.86%	59.13%	58.37%	58.48%	58.45%

Loan charge-offs	$(2,607)	$(1,952)	$(2,040)	$(4,558)	$(4,604)
Recoveries	801	1,077	886	1,878	1,815
Net charge-offs	$(1,806)	$(875)	$(1,154)	$(2,680)	$(2,789)

Market Price:
High	$33.78	$32.90	$31.18	$33.78	$31.18
Low	27.94	28.00	25.84	$27.94	25.16
Close	32.72	28.81	27.73	$32.72	27.73

			As of	As of	As of
			6/30/2005	3/31/2005	6/30/2004

Assets:
Loans, net of unearned			$2,069,167	$1,937,285	$1,814,343
Loan loss reserve			(29,163)	(27,509)	(25,782)
Net loans			2,040,004	1,909,776	1,788,561
Loans held for sale			110	-	2,500
Securities AFS			473,717	467,443	334,317
Securities HTM			55,829	59,752	72,420
Other earning assets			20,076	90,061	15,386
Cash and due from banks			82,979	79,627	72,774
Premises and equipment			57,400	52,559	50,698
Goodwill and core deposit intangible			66,976	63,226	63,661
Other assets			46,757	43,014	41,973
Total Assets			$2,843,848	$2,765,458	$2,442,290

Liabilities and Equity:
NOW accounts			$15,472	$15,310	$13,837
Savings deposits			594,819	601,424	607,674
CD's >=$100,000			414,651	402,508	347,184
Other time deposits			781,993	743,077	714,164
Total interest bearing deposits			1,806,935	1,762,319	1,682,859
Noninterest bearing deposits			420,387	403,537	368,298
Total deposits			2,227,322	2,165,856	2,051,157
Repurchase agreements			114,576	109,807	79,971
Other interest bearing liabilities			236,007	231,710	69,260
Noninterest bearing liabilities			20,897	20,014	16,271
Total liabilities			2,598,802	2,527,387	2,216,659
Shareholders' equity			245,046	238,071	225,631
Total Liabilities and Equity			$2,843,848	$2,765,458	$2,442,290

Ending shares outstanding			14,889	14,863	14,792
Memo: Market value of HTM Securities			$54,703	$58,379	$70,411

90 days past due loans			$4,237	$3,870	$6,433
Nonaccrual loans			16,312	13,101	11,982
Restructured loans			876	934	1,476
Foreclosed properties			5,945	5,049	6,223

Tier 1 leverage ratio			8.68%	8.81%	9.16%
Tier 1 risk based ratio			11.13%	11.71%	11.80%
Total risk based ratio			12.38%	12.95%	13.05%
FTE employees			986	967	937

Community Trust Bancorp, Inc. reported earnings for the three and nine months ending June 30, 2005 and 2004 as follows:

		Three Months Ended		Six Months Ended
		June 30		June 30
		2005	2004	2005	2004
(in thousands except per share information)

Net income		$8,478	$7,756	$16,439	$15,036

Basic earnings per share		$0.57	$0.52	$1.11	$1.02

Diluted earnings per share		$0.56	$0.51	$1.08	$1.00

Average shares outstanding		14,881	14,792	14,869	14,803

Total assets (end of period)		$2,843,848	$2,442,290

Return on average equity		13.96%	13.81%	13.73%	13.39%

Return on average assets		1.21%	1.26%	1.20%	1.22%

Provision for loan losses		$1,700	$1,785	$3,067	$3,918

Gains on sales of loans		$347	$410	$652	$869